Marubeni CORPORATION

US Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance

05010520

Date: 2005/8/15

SUPPL

Re: Company Information of **Marubeni Corporation**, file no. ***82-616***

With regard to the exemption relating to certain foreign issuers under **Rule 12g3-2(b)**, we are pleased to submit our latest company information as enclosed.
We would be grateful if you could check on the enclosed and keep it in your file.
Thank you.

*Financial Results for 1st Quarter FY2005 (US GAAP Basis)
*Outline of Financial Results for 1st Quarter of FY2005
*Summary of Consolidated Financial Results for the 1st Quarter of FY2005
*News Releases
- -Brunei Cycle Power Station
- -UHF IC Tag & Tag Readers
- -LNG Project in Equatorial Guinea
- -South Korea Wind Power Generation Project
- -Vietnamese Coal-Fired Thermal Power Plant
- -Rabigh Refinery and Petrochemical Complex in Saudi Arabia

AUG 18 2005

Investor Relations Section
Finance Dept.
Marubeni Corporation

Marubeni Corporation
1-4-2 Ote-machi
Chiyoda-ku, Tokyo
100-8088 JAPAN
tel: +81 3 3282 2416 fax: +81 3 3282 2331

Financial Results for 1st Quarter FY2005 (US GAAP Basis)

(Unit: billions of yen)

Operating Results	1st Quarter FY2004 Results	1st Quarter FY2005 Results	Variance	Prospects for FY2005	Progress ratio
Total volume of trading transactions (*1)	1,699.2	1,969.2	270.0	8,000.0	25%
Gross trading profit	100.5	110.0	9.5	485.0	23%
Selling, general and administrative expenses	-81.2	-82.1	-0.9	-350.0	23%
Provision for doubtful accounts	-0.5	-2.2	-1.8	-5.0	45%
Operating profit (*1)	18.8	25.7	6.8	130.0	20%
Interest expense, net of interest income	-6.5	-5.9	0.6	-30.0	20%
Dividends	2.4	2.9	0.5	7.0	41%
Gain (loss) on investment securities	4.1	0.9	-3.2	-20.0	-
Gain (loss) on property and equipment	0.2	0.0	-0.1		
Other-net	1.0	-0.7	-1.7		
Income (loss) before income taxes and equity in earnings (losses)	19.9	22.8	3.0	87.0	26%
Provision (benefit) for income taxes	-10.0	-8.9	1.1	-47.0	19%
Minority interests in consolidated subsidiaries	-0.6	-1.2	-0.6	-4.0	30%
Equity in earnings (losses) of affiliated companies	6.5	9.3	2.8	24.0	39%
Net income (losses)	15.7	22.0	6.3	60.0	37%

(*1) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice.

Revenue (*2)	661.0	703.6	42.7		

(*2) Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.

Adjusted operating profit (*3)	19.3	27.9	8.6	135.0	21%
Core earnings (*4)	28.1	40.1	11.9	166.0	24%

(*3) Adjusted operating profit = Gross trading profit - SGA expenses

(*4) Core earnings = Adjusted operating profit + Dividend income ± Equity in earnings of affiliated companies

Financial condition	March 31, 2005	June 30, 2005	Variance	March 31, 2006 Prospects
Total assets	4,208.0	4,106.9	-101.1	4,250.0
(Current assets)	(2,093.4)	(1,958.9)	-134.5	—
(Fixed assets)	(2,114.7)	(2,148.1)	33.4	—
Shareholders' equity	443.2	459.8	16.6	490.0
Interest-bearing debt	2,286.4	2,187.5	-98.8	—
Net interest-bearing debt	1,823.9	1,890.5	66.5	1,950.0
D/E ratio (*5)	4.12 times	4.11 times	-0.01 points	less than 4 times

(*5) D/E ratio is calculated based on net interest-bearing debt

Increase/Decrease of Consolidated Companies Surplus/Deficit	June 30, 2004 Results	June 30, 2005 Results	Variance
No. of profit making companies	374	406	32
Surplus amount	19.4	27.2	7.8
No. of loss making companies	149	143	-6
Deficit amount	-7.9	-6.0	1.9
Total number of companies	523	549	26
Net gain and loss	11.5	21.1	9.7
No. of profit making companies ratio	71.5%	74.0%	+2.5 points

Outline of Financial Results for 1st Quarter FY2005

◆ **Major Financial Indicators**

	1st Quarter of FY2004	1st Quarter of FY2005	Variance
1) Foreign exchange rate (YEN/USD)	109.77	107.69	(2.08 yen up)
2) Short-term Prime rate (Japan)	1.375%	1.375%	
Long-term Prime rate (Japan)	1.744%	1.515%	

◆ **Main Items**

1) **Total Volume of Trading Transactions... 1,969.2 billion yen**

This item increased by 270 billion yen over the 1st Quarter FY2004, including the negative impact of strong yen of approximately 10 billion yen.

The year over year variance in net income by operating segment are as follows.

(Unit: billion yen)

Energy	+93.1	Increase in petroleum sales.
Plant, Power & Infrastructure Project	+67.2	Increase in Energy and natural resources plant transactions for Middle and Near East, as well as transportation projects in East Asia
Chemicals	+41.5	Increase in transactions of basic chemicals, synthetic resins, and electronic materials.
Transportation Machinery	+39.3	Increase in sales of ships, construction machinery and agricultural machinery.
Industrial Machinery & Information Business	-17.5	Decrease due to unconsolidation of the subsidiaries.
Agri-Marine Products	-16.6	Decrease in sales of food and feed products

2) **Gross Trading Profit ... 110.0 billion yen**

Gross trading profit rose 9.5 billion yen year over year. All segments excluding Textiles, Transportation Machinery, Plant, Power & Infrastructure Project, and Iron & Steel products, resulted in an increase.

3) **Selling, General and Administration Expenses ... -82.1 billion yen**

This item increased 0.9 billion yen year over year due to an increase in personnel expenses.

4) **Provision for Doubtful Accounts ... -2.2 billion yen**

This item deteriorated by 1.8 billion yen over the 1st Quarter FY2004 due to an increase in allowance for overseas bad debt.

5) **Interest Expense, Net of Interest Income ... -5.9 billion yen**

This item improved by 0.6 billion yen over the same period of the previous year.

6) **Gain (Loss) on Investment Securities ... 0.9 billion yen**

- Gain (Loss) on sales of investment securities... 0.9 billion yen (-3.2 billion yen year-over-year)

Gain (Loss) on sales of investment securities deteriorated by 3.2 billion yen due to a gain from sales of Vodafone stocks (2.1 billion yen) posted in the 1st Quarter FY2004.

7) **Equity in earnings (Losses) of Affiliated Companies ... 9.3 billion yen**

This item increased 2.8 billion yen over the same period of the previous year

A breakdown for the increase/decrease is provided below.

(Unit: billion yen)

Marubeni-Itochu Steel Inc.	4.4	(+2.0 year-over-year)
Nippon LP Resources	2.3	(+1.5 year-over-year)
Thai Cold Rolled Steel	0.9	(+0.3 year-over-year)
Compania de Nitrogeno	0.3	(+0.2 year-over-year)
Daishowa-Marubeni	-0.2	(±0 year-over-year)

(Unit: billions of yen)

Operating Segments	Gross trading profit 1Q FY04	Gross trading profit 1Q FY05	Gross trading profit Variance	Net income (loss) 1Q FY04	Net income (loss) 1Q FY05	Net income (loss) Variance	Main reasons for increase/decrease
Agri-marine products	18.0	18.1	0.2	1.6	1.8	0.2	Gross trading profit increased mainly due to an increase in sales of livestock. However, net income for this term resulted in just a small increase due to a decrease in equity earnings.
Textile	5.5	5.1	-0.4	0.5	-0.3	-0.8	Gross trading profit fell due to a decline in sales of raw materials and textiles. In addition, net income fell because gain on property and equipment was posted in 1Q FY2004.
Forest products & General merchandise	10.9	11.1	0.3	1.6	2.2	0.6	Net income rose according to an increase in gross trading profit because of increase in natural rubber and woodchip sales and improvements in profit ratios.
Chemicals	6.2	7.7	1.4	1.3	2.0	0.7	Net income increased as the result of growth in gross trading profit stemming from increased sales of basic chemicals, synthetic resins, and electronic materials.
Energy	10.5	14.9	4.5	3.3	4.7	1.5	Net income increased due to rising gross trading profit stemming from concessions in natural resources fields.
Metals & Mineral resources	3.3	4.3	1.0	2.1	3.6	1.5	Increase of gross trading profit largely depends upon soaring prices of coal and iron-ore. In addition, net income increased owing to a gain in equity in earnings from the copper smelter business.
Transportation machinery	12.8	12.5	-0.3	3.2	2.8	-0.4	Despite an increase in gross trading profit in the field of ship, construction machinery, and agricultural machinery, net income fell due to a decline in gross trading profit in primarily automotive and defense system related transactions.
Industrial machinery & Information business	8.3	8.5	0.2	-1.7	-0.6	1.2	Due to restructuring losses of subsidiaries posted in 1Q FY2004, net income for this term showed an increase.
Plant, Power & Infrastructure Projects	5.9	5.7	-0.2	1.6	1.1	-0.5	Net income fell due to increases in allowance for overseas bad debt.
Development & Construction	4.0	5.6	1.5	-1.0	0.6	1.6	Net income rose as a result of an increase in gross trading profit stemming from domestic housing development business.
Finance & Logistics	1.6	1.6	0.1	1.0	1.6	0.6	Net income increased owing to the realization of capital gain from investment fund business.
Iron & Steel products	0.3	0.3	0.0	2.8	5.0	2.2	Net income increased thanks to a rise in equity in earnings mainly from a good performance of Marubeni-Itochu Steel, Inc.
Domestic Branches & Offices	1.1	1.1	0.0	0.2	0.3	0.1	Net income rose slightly due to improvement in non-operating profits and losses.
Overseas Branches & Offices	14.2	15.1	0.9	0.4	0.8	0.4	Net income increased mainly in Marubeni America Corporation.
Corporate & elimination	-2.1	-1.6	0.4	-1.1	-3.6	-2.5	—
Consolidated	100.5	110.0	9.5	15.7	22.0	6.3	

(Note) Effective April 1, 2005, the segments of ***Transportation & Industrial machinery***, ***Utility & Infrastructure***, and ***Telecom & Information*** have been reorganized as ***Transportation machinery***, ***Industrial machinery & Information business***, and ***Plant, Power & Infrastructure***. Furthermore, ***Iron & Steel products***, which was formerly included in ***Corporate & Elimination***, has been indicated as an independent operating segment from FY2005 due to significance of its business. Accordingly, the above segment information has been restated.

Marubeni CORPORATION

Outline of Financial Results for 1st Quarter of FY2005

July 29, 2005

Marubeni Corporation

(TSE Code: 8002)

This document is an English translation of a statement written initially in Japanese. The original in Japanese should be considered the primary version.

Marubeni CORPORATION

Agenda

I. FY2005 1Q Financial Highlights

(billions of yen)	FY01	FY02	FY03	FY04		FY05			
				1st Quarter	Yearly	1st Quarter	(year-over-year basis)	Yearly pros.	(achivement ratio)
Total volume of trading transactions (*)	8,972.2	8,793.3	7,905.6	1,699.2	7,939.4	1,969.2	(+15.9%)	8,000.0	(25%)
Gross trading profit ①	438.0	424.6	409.5	100.5	453.2	110.0	(+9.5%)	485.0	(23%)
SGA expenses ②	-390.8	-343.5	-330.0	-81.2	-342.1	-82.1	(+1.1%)	-350.0	(23%)
Adjusted operating profit (①+②) (excluding restructuring costs)	**47.2**	**81.1**	**79.4**	**19.3**	**111.0**	**27.9**	(+44.7%)	**135.0**	(21%)
Restructuring cost in Gross trading profit	-1.2	0.0			-17.1				
SGA expenses	-1.3	-2.1			-2.2				
Provision for doubtful accounts	-43.9	-5.7	-0.8	-0.5	-6.3	-2.2	(+383.2%)	-5.0	(45%)
Operating profit	**0.8**	**73.4**	**78.6**	**18.8**	**85.4**	**25.7**	(+36.3%)	**130.0**	(20%)
Interest expense-net ⑤	-29.5	-23.5	-23.5	-6.5	-20.2	-5.9	(-9.5%)	-30.0	(20%)
Dividends received ③	7.5	6.8	7.2	2.4	9.0	2.9	(+22.7%)	7.0	(41%)
Others	-142.7	-20.3	-3.4	5.2	-18.3	0.2	(-96.1%)	-20.0	(-)
Income (losses) before income taxes and equity in earnings (losses)	-164.0	36.3	58.9	19.9	55.9	22.8	(+14.9%)	87.0	(26%)
Income taxes	67.7	-16.3	-35.6	-10.0	-33.8	-8.9	(-11.3%)	-47.0	(19%)
Minority interests in income (loss) of consolidated subsidiaries	-1.2	-3.2	-3.0	-0.6	-1.4	-1.2	(+92.7%)	-4.0	(30%)
Equity in earnings ④	1.4	13.4	15.6	6.5	20.7	9.3	(+43.0%)	24.0	(39%)
Restucturing costs in equity in earnings	-20.3	0.0	-1.3		0.0	0.0		0.0	
Net income/loss	**-116.4**	**30.3**	**34.6**	**15.7**	**41.2**	**22.0**	(+40.3%)	**60.0**	(37%)
Core earnings (①+②+③+④)	**56.1**	**101.3**	**102.2**	**28.1**	**140.7**	**40.1**	(+42.4%)	**166.0**	(24%)
Core earnings less Interest expense-net (①+②+③+④+⑤)	**26.6**	**77.8**	**78.7**	**21.6**	**120.5**	**34.1**	(+58.2%)	**136.0**	(25%)

(*) For Japanese investors' convenience, Total volume of trading transactions is shown according to Japanese accounting practice.

!. Net Income

Marubeni CORPORATION

Net Income



Yearly
1Q Results
Pros. at the start of fiscal year
ons of yen)
✓ Steady achievement of the targets
0.6
Overall deficit due to restructuring
-116.4
Net profit
30.3
Pros.at the start
(30.0)
10.1
34.6
(33.0)
10.6
41.2
(37.0)
15.7
Yearly Pros.
60.0
Initial target of "V"PLAN
(50.0)
1Q Result
22.0
FY2001
FY2002
FY2003
FY2004
FY2005
"A" PLAN
"V"PLAN

3. Gross Trading Profit



Gross Trading Profit
Yearly
1Q Results
ons of yen)
00
00
00
00
00
0
438.0
103.9
424.6
104.3
409.5
90.9
453.2
100.5
Yearly Pros.
485.0
1Q Result
110.0
FY2001
FY2002
FY2003
FY2004
FY2005
"A" PLAN
"V"PLAN

I. Adjusted Operating Profit



ons of yen)
150
100
50
0
■ 1Q Results □ Yearly
Expansion of "Earnings Power"
✓ Effect of new investments
✓ Thorough emphasis on risk-return
6.6
47.2
20.3
81.1
12.9
79.4
19.3
111.0
1Q Result
27.9
Yearly Pros.
135.0
FY2001
FY2002
FY2003
FY2004
FY2005
"A" PLAN
"V"PLAN
"strengthening of profit bases"

5. Core Earnings


(Billions of yen)
200
150
100
50
0
1Q Results
Yearly
Expansion of "Earnings Power"
✓ Effect of new investments
✓ Thorough emphasis on risk-return
10.9
56.1
25.8
101.3
19.2
102.2
28.1
140.7
1Q Result
40.1
Yearly Pros.
166.0
FY2001
FY2002
FY2003
FY2004
FY2005
"A" PLAN
"V"PLAN
"strengthening of profit bases"

6. Core Earnings Less Interest Expense-net



illions of yen)
Core earnings (Yearly) (1)
Interest expense-net (Yearly) (2)
(1)+(2)
1Q Results Core earnings
1Q Results Interest expense-net
200
150
100
50
0
-50
Core earnings(1)
56.1
(1)+(2)
26.6
Interest expense-net(2)
-29.5
2.9
10.9
-8.0
101.3
77.8
-23.5
19.7
25.8
-6.1
102.2
78.7
-23.5
13.2
19.2
-6.0
140.7
120.5
-20.2
21.6
28.1
-6.5
166.0
136.0
-30.0
34.1
40.1
-5.9
FY2001
FY2002
FY2003
FY2004
FY2005 Yearly Pros.
"A" PLAN
"V"PLAN

7. Balance Sheets

Marubeni CORPORATION

ions of yen)	Mar. 2002	Mar. 2003	Mar. 2004	Mar. 2005	Jun. 2005	Changes (from Mar. 2005)	Mar. 2006 Pros.
urrent Assets	2,487.6	2,202.1	2,080.0	2,093.4	1,958.9	(-134.5)	
vestments/Fixed Assets	2,318.1	2,119.4	2,174.2	2,114.7	2,148.1	(+33.4)	
otal Assets	4,805.7	4,321.5	4,254.2	4,208.0	4,106.9	(-101.1)	4,250.0
hort-term loans (*)	1,247.3	963.3	803.6	659.1	619.2	(-39.9)	
ong-term interest bearing debt	1,937.6	1,781.6	1,651.3	1,627.3	1,568.3	(-58.9)	
terest-bearing debt	3,184.9	2,745.0	2,454.8	2,286.4	2,187.5	(-98.8)	
et interest-bearing debt	2,712.9	2,264.1	1,969.3	1,823.9	1,890.5	(+66.5)	1,950.0
hareholders' equity	263.9	260.1	393.0	443.2	459.8	(+16.6)	490.0
et D/E ratio (times)	10.3 times	8.7 times	5.01 times	4.12 times	4.11 times	(-0.01 points)	3.98 times
quity Ratio (%)	5.49%	6.02%	9.24%	10.53%	11.20%	(+0.67 points)	11.53%
urrent Ratio (%)	101.90%	104.60%	105.90%	111.20%	107.98%	(-3.22 points)	-
OA (%)	-	0.66%	0.81%	0.97%	-		1.42%
OE (%)	-	11.57%	10.59%	9.87%	-		12.86%

including current portion of long-term debt

8. Shareholder's Equity & Net Interest-bearing Debt

"A" PLAN → *"V"PLAN*

✓ **Improvement of financial structures**


(billions of yen)
500
400
300
200
100
0
Net D/E Ratio
Shareholders' equity
10.30times
8.70times
5.01times
4.12times
4.11times
3.98times
263.9
260.1
393.0
443.2
459.8
490.0

	Mar. 02	Mar. 03	Mar. 04	Mar. 05	Jun. 05	Mar. 06 Pros.
Shareholders' equity (Y bn)	263.9	260.1	393.0	443.2	459.8	490.0
Net interest-bearing debt	2,712.9	2,264.1	1,969.3	1,823.9	1,890.5	1,950.0
Net D/E ratio	10.30times	8.70times	5.01times	4.12times	4.11times	3.98times

9. Shareholders' Equity & Net Risk Assets

"A" PLAN → *"V"PLAN*

✓ **Reinforcement of risk management**



(billions of yen)
700
600
500
400
300
200
0
652.7
645.9
625.6
584.7
580.0
Net Risk Asset
Shareholders' Equity
263.9
260.1
393.0
443.2
490.0

	Mar. 02	Mar. 03	Mar. 04	Mar. 05	Mar. 06 Pros.
Shareholders' equity (Y bn)	263.9	260.1	393.0	443.2	490.0
Net risk asset (Y bn)	652.7	645.9	625.6	584.7	580.0

10. Transition of Company Ratings


Rating Agency (First rated in -) (Initial Rating)
FY2000
FY2001
FY2002
FY2003
FY2004
FY2005
Moody's Japan
(Jul. 1989) (A3)
↓
Jan. 1990 A2
Baa3
Ba1
Ba2
Ba3
B1
Ba2
Ba2 ↘ Ba3 ↘ B1
B1
B1 ↗ Ba2
Ba2
Ba2 ↗ Baa3
Feb. 20, 2004
B1 → Ba2
upgraded
May 19, 2005
Ba2 → Baa3
upgraded
Standard & Poors
(Aug. 2003) (B+)
BB
BB-
B+
B+ ↗ BB-
BB- ↗ BB
BB
Mar. 8, 2005
BB- → BB
Issuer rating upgraded
Mar. 1, 2004
B+ → BB-
Issuer rating upgraded
Mar. 9, 2005
BB → BBB- Long-term credit rating upgraded
JapanCredit Rating Agency, Ltd. (JCR) (Mar. 1999) (A+)
A+
A
A-
BBB+
A
A ↘ A- ↘ BBB+
BBB+
BBB+
BBB+ ↗ A-
A-
Jan. 4, 2005
BBB+ → A-
upgraded
Rating & Investment Information, Inc. (R&I) (Oct. 1987) (former JBRI) (A+)
※as for R&I ; Apr.'98 / AA-
BBB+
BBB
BBB-
BB+
BBB+
BBB+ ↘ BBB-
BBB- ↘ BB+
BB+
BB+ ↗ BBB-
BBB-
Dec. 3, 2004
BB+ → BBB-
upgraded
Apr. Jul. Oct. Jan.

During the two fiscal years of FY2003 and FY2004, all four major rating agencies have upgraded Marubeni's ratings.
As a result, Marubeni has got back to "A grade" with JCR rating. Also, the Company has been upgraded to the investment grade with issuer ratings of Moody's and R&I, and long-term credit rating of S&P.

11. Cash Flows

(billions of yen)	FY03	FY04	Major factors during FY2004
Operating activities			
Net income (losses)	34.6	41.2	
Adjustments to reconcile net income(losses) to net cash provided by operating activities:			
Depreciation and amortization	54.3	65.7	
Provision for doubtful accounts	0.8	6.3	
Other	-0.2	-24.6	
Sub total	54.9	47.4	
Changes in assets and liabilities concerning operating activities:	94.5	103.2	
Other	17.7	-18.0	
Net cash provided by operating activities	201.6	173.8	
Investing activities			
Purchase and sales/redemptions of securities and other investments-net	54.0	29.1	Sales and redemption of marketable securities and investment securities
Purchase and sales of property and equipment and property leased to others-net	-51.3	-44.5	
Collection of loans receivable-net	72.3	63.3	Collection of loans receivable
Other	-17.0	-1.9	
Net cash provided by investing activities	58.0	46.0	
Free cash flows	259.5	219.9	
Financing activities			
Increase and decrease in interest-bearing debt-net	-303.9	-230.0	
Other	70.0	-8.1	
Net cash used in financing activities	-233.9	-238.1	
Effect of exchange rate changes on cash and cash equivalents	-13.4	-1.3	
Net increase (decrease) in cash and cash equivalents	12.2	-19.5	

	(bn yen)
Decrease in gross interest-bearing debt on the balance sheets	-168.4
Decrease in gross interest-bearing debt in cash flow	-230.0
Difference	+61.6
(Breakdown of the difference)	
Increase due to the exchange	+11.0
Decrease in the impact of FASB133	-2.6
Increase due to new consolidation and un-consolidation of group companies, etc.	+63.1

12. Interest Coverage Ratio

(billions of yen)	FY01	FY02	FY03	FY04
Adjusted operating income	47.2	81.1	79.4	111.0
Interest income	45.8	26.6	20.4	23.4
Dividends received	7.5	6.8	7.2	9.0
Depreciation and amortization	71.1	63.7	54.3	65.7
Total EBITDA (a)	**171.6**	**178.2**	**161.3**	**209.1**
Interest expense (b)	-75.3	-50.1	-43.8	-43.6
Interest coverage (a)/(b)	**228%**	**356%**	**368%**	**480%**



(billions of yen)
250
200
150
100
50
0
-50
-100
600%
500%
400%
300%
200%
100%
0%
Interest Coverage Ratio (%)
EBITDA (billions of yen)
Interest expense (billions of yen)
228%
356%
368%
480%
171.6
178.2
161.3
209.1
-75.3
-50.1
-43.8
-43.6
FY01
FY02
FY03
FY04

13. - (1) Total Volume of Trading Transactions by Segment (FY2004 / FY2005)

(*) For Japanese investors' convenience, Total volume of trading transactions is shown according to Japanese accounting practice.

ns of yen)



Left : FY2004
Right : FY2005 (Yearly figures are pros. at the start of fiscal year)
Yearly
1Q
979.9
979.0
244.9
228.3
355.3
364.0
75.0
71.8
792.4
839.0
189.4
192.3
667.5
679.0
145.3
186.8
1,774.0
1,784.0
394.4
487.5
609.3
669.0
146.5
170.7
700.4
728.0
146.7
186.0
455.8
463.0
96.9
79.4
666.5
665.0
75.0
142.2
196.8
171.0
19.6
48.2
21.3
25.0
5.2
6.4
1.2
1.0
0.3
0.3
1,212.2
1,159.0
283.8
304.2
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation Machinery
Industrial Machinery & Information Business
Plant, Power & Infrastructure Projects
Development & Construction
Finance & Logistics Business
Iron & Steel Products
Overseas Corporate Subsidiaries & Branches

Note) [box] ··· The figures are altered to apply to the new divisional organization, on the basis of the results for FY2004. (tentative estimation)

13. - (2) Gross Trading Profit by Segment (FY2004 / FY2005)

s of yen)



□ Yearly ■ 1Q
Left : FY2004
Right : FY2005 (Yearly figures are pros. at the start of fiscal year)
1.3
18.0
70.0
18.1
25.2
5.5
28.5
5.1
46.6
10.9
54.0
11.1
26.9
6.2
28.5
7.7
42.1
10.5
54.0
14.9
15.7
3.3
24.0
4.3
51.7
12.8
52.0
12.5
36.7
8.3
41.5
8.5
28.3
5.9
31.5
5.7
27.5
4.0
28.0
5.6
5.8
1.6
6.0
1.6
1.2
0.3
1.0
0.3
81.4
15.3
78.0
16.2
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation Machinery
Industrial Machinery & Information Business
Plant, Power & Infrastructure Projects
Development & Construction
Finance & Logistics Business
Iron & Steel Products
Overseas Corporate Subsidiaries & Branches

Note) ▭ ··· The figures are altered to apply to the new divisional organization, on the basis of the results for FY2004. (tentative estimation)

13. - (3) Net Income by Segment (FY2004 / FY2005)

(billions of yen)


Yearly
1Q
Left : FY2004
Right : FY2005 (Yearly figures are pros. at the start of fiscal year)
1.2
1.6
8.0
1.8
2.6
0.5
2.0
-0.3
7.5
1.6
7.0
2.2
4.5
1.3
5.0
2.0
15.9
3.3
12.5
4.7
9.8
2.1
10.5
3.6
9.2
3.2
5.5
2.8
-1.7
-14.8
1.5
-0.6
1.6
-12.0
4.5
1.1
-1.0
-11.4
0.5
0.6
4.0
1.0
2.5
1.6
11.5
2.8
10.0
5.0
5.7
0.6
6.0
1.0
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation Machinery
Industrial Machinery & Information Business
Plant, Power & Infrastructure Projects
Development & Construction
Finance & Logistics Business
Iron & Steel Products
Overseas Corporate Subsidiaries & Branches

Note) ☐ ··· The figures are altered to apply to the new divisional organization, on the basis of the results for FY2004. (tentative estimation)

13. - (4) Total Assets by Segment

(billions of yen) Mar. 2005 / Jun. 2005


March 2005
June 2005
0
398.5
419.9
119.8
115.8
317.7
309.4
167.2
188.5
390.9
390.0
195.1
217.2
290.8
289.3
228.6
201.9
643.4
663.6
317.7
309.4
128.8
119.8
64.4
67.7
488.4
509.4
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation Machinery
Industrial Machinery & Information Business
Plant, Power & Infrastructure Projects
Development & Construction
Finance & Logistics Business
Iron & Steel Products
Overseas Corporate Subsidiaries & Branches

Note) ☐ ··· The figures are altered to apply to the new divisional organization, on the basis of the results for FY2004.

14. Segment Information (1) <Agri-marine Products>

(billions of yen)	FY04 (1st Quarter)	FY04 Yearly	FY05 (1st Quarter)	FY05 Variance	FY05 Yearly Pros.
Gross trading profit	18.0	71.3	18.1	(+0.2)	70.0
Adjusted operating profit	2.5	9.9	3.3	(+0.8)	14.0
Core earnings	3.6	10.3	3.4	(-0.1)	16.5
Net income	1.6	1.2	1.8	(+0.2)	8.0
Total assets	417.2	398.5	419.9	(+21.4)	-

FY2004 Highlights

- Marubeni forged capital ties with The Daiei, Inc., Japan's largest retailer, and will play an important role in the company's management as a business sponsor.

Outline of Financial Results for First Quarter FY2005

- Gross trading profit increased mainly due to increases in sales of livestock, even though decreases in sales of feedstuff.
- Although operating profits also increased, net income for this term resulted in just a small increase due to a decrease in equity earnings.



(billions of yen)
-20
-10
0
10
20
30
40
50
60
70
80
Gross trading profit
FY04/1Q
FY05/1Q
FY04 Result
FY05 Yearly Pros.
Net income
FY04/1Q
FY05/1Q
FY04 Result
FY05 Yearly Pros.

14. Segment Information (2) <Textile>

llions of yen)	FY04 (1st Quarter)	FY04 Yearly	FY05 (1st Quarter)	FY05 Variance	FY05 Yearly Pros.
oss trading profit	5.5	25.2	5.1	(-0.4)	28.5
justed operating profit	0.5	4.9	0.0	(-0.5)	7.0
re earnings	0.5	5.0	-0.1	(-0.6)	7.0
t income	0.5	2.6	-0.3	(-0.8)	2.0
tal assets	120.6	119.8	115.8	(-4.0)	-

FY2004 Highlights

- The division pursued a brand licensing business as part of its downstream strategy.

Outline of Financial Results for First Quarter FY2005

- Gross trading profit fell due to a decline in sales of materials and textiles.
- Net income fell year over year because gain on property and equipment was posted in the 1st Quarter FY2004.


(billions of yen)
-20
-10
0
10
20
30
40
50
60
70
80
ross trading profit
FY04/1Q
FY05/1Q
FY04 Result
FY05 Yearly Pros.
Net income
FY04/1Q
FY05/1Q
FY04 Result
FY05 Yearly Pros.

14. Segment Information (3) <Forest Products & General Merchandise>

Marubeni CORPORATION

illions of yen)	FY04 (1st Quarter)	FY04 Yearly	FY05 (1st Quarter)	FY05 Variance	FY05 Yearly Pros.
ross trading profit	10.9	46.6	11.1	(+0.3)	54.0
djusted operating profit	3.2	14.1	3.5	(+0.3)	18.5
ore earnings	3.2	14.5	3.4	(+0.2)	19.0
et income	1.6	7.5	2.2	(+0.6)	7.0
otal assets	314.9	317.7	309.4	(-8.3)	-

FY2004 Highlights

- The division have agreed in principle about management right of MUSI Pulp project, which manufactures pulp from plantation in Indonesia.

Outline of Financial Results for First Quarter FY2005

- Net income rose owing to an increase in gross trading profit due to increases in natural rubber and woodchip sales and improvements in profit ratios.



(billions of yen)
-20
-10
0
10
20
30
40
50
60
70
80
Gross trading profit
FY04/1Q
FY05/1Q
FY04 Result
FY05 Yearly Pros.
Net income
FY04/1Q
FY05/1Q
FY04 Result
FY05 Yearly Pros.

Marubeni CORPORATION

14. Segment Information (4) <Chemicals>

llions of yen)	FY04 (1st Quarter)	FY04 Yearly	FY05 (1st Quarter)	FY05 Variance	FY05 Yearly Pros.
oss trading profit	6.2	26.9	7.7	(+1.4)	28.5
justed operating profit	1.2	5.9	2.6	(+1.4)	7.5
re earnings	1.7	8.5	3.5	(+1.8)	10.5
t income	1.3	4.5	2.0	(+0.7)	5.0
tal assets	166.0	167.2	188.5	(+21.3)	-

FY2004 Highlights

- The division invested approximately ¥ 2 billion, corresponding to an equity stake of 10%, in Beijing BOE Investment & Development Co., Ltd. to strengthen alliances with BOE Technology Group Co., Ltd., a prominent Chinese IT enterprise.

Outline of Financial Results for First Quarter FY2005

- Net income increased as the result of growth in gross trading profits from increased sales of basic chemicals, synthetic resins, and electronic materials.



(billions of yen)
-20
-10
0
10
20
30
40
50
60
70
80
ross trading profit
FY04/1Q
FY05/1Q
FY04 Result
FY05 Yearly Pros.
Net income
FY04/1Q
FY05/1Q
FY04 Result
FY05 Yearly Pros.

14. Segment Information (5) <Energy>

lions of yen)	FY04 (1st Quarter)	FY04 Yearly	FY05 (1st Quarter)	FY05 Variance	FY05 Yearly Pros.
ss trading profit	10.5	42.1	14.9	(+4.5)	54.0
usted operating profit	6.0	23.8	8.0	(+2.0)	25.5
e earnings	6.3	27.8	8.2	(+1.9)	28.5
income	3.3	15.9	4.7	(+1.5)	12.5
al assets	299.0	390.9	390.0	(-0.9)	-

FY2004 Highlights

- The division's crude oil and gas production operations overseas continued to perform favorably in such regions as the U.K., U.S., India, and Qatar, as did its ongoing LNG Project.

Outline of Financial Results for First Quarter FY2005

- Net income increased in issues of concessions mainly due to rising oil price.



(billions of yen)
-20
-10
0
10
20
30
40
50
60
70
80
ross trading profit
FY04/1Q
FY05/1Q
FY04 Result
FY05 Yearly Pros.
Net income
FY04/1Q
FY05/1Q
FY04 Result
FY05 Yearly Pros.

14. Segment Information (6) <Metals & Mineral Resources>

llions of yen)	FY04 (1st Quarter)	FY04 Yearly	FY05 (1st Quarter)	FY05 Variance	FY05 Yearly Pros.
oss trading profit	3.3	15.7	4.3	(+1.0)	24.0
justed operating profit	1.2	7.1	2.2	(+1.0)	14.5
re earnings	2.2	13.1	5.0	(+2.8)	18.5
t income	2.1	9.8	3.6	(+1.5)	10.5
tal assets	183.1	195.1	217.2	(+22.1)	-

FY2004 Highlights

- Amid escalating copper prices, the Los Pelambres copper mine in Chile contributed substantially to earnings with an annual production capacity of 800,000 metric tons.

Outline of Financial Results for First Quarter FY2005

- Gross trading profit increased largely due to earnings bolstered by soaring prices of coal and iron-ore.
- Net income increased owing to a gain in equity in earnings from the copper smelter business.



(billions of yen)
-20
-10
0
10
20
30
40
50
60
70
80
ross trading profit
FY04/1Q
FY05/1Q
FY04 Result
FY05 Yearly Pros.
Net income
FY04/1Q
FY05/1Q
FY04 Result
FY05 Yearly Pros.

14. Segment Information (7) <Transportation Machinery>

Marubeni CORPORATION

ions of yen)	FY04 (1st Quarter)	FY04 Yearly	FY05 (1st Quarter)	FY05 Variance	FY05 Yearly Pros.
oss trading profit	12.8	51.7	12.5	(-0.3)	52.0
usted operating profit	3.4	12.5	2.7	(-0.7)	13.5
e earnings	4.5	15.5	4.0	(-0.5)	15.5
income	3.2	9.2	2.8	(-0.4)	5.5
al assets	-	290.8	289.3	(-1.5)	-

···tentative figures

FY2004 Highlights

- As an import agent, the division realized an order for Trent 1000 aircraft engines, being newly developed by Rolls-Royce plc of the United Kingdom, from a major Japanese airline.

Outline of Financial Results for First Quarter FY2005

- Gross trading profit fell owing to a decline in primarily automotive and defense system related transactions, even though increase in gross trading profit in the field of ship, construction machinery, and agricultural machinery,
- Despite a gain in equity in earnings from ship, net income fell year over year because gain on property and equipment was posted in the 1st Quarter FY2004.



billions of yen)
-20
-10
0
10
20
30
40
50
60
70
80
oss trading profit
FY04/1Q
FY05/1Q
FY04 Result
FY05 Yearly Pros.
Net income
FY04/1Q
FY05/1Q
FY04 Result
FY05 Yearly Pros.

4. Segment Information (8) <Industrial Machinery & Information Business>

Marubeni CORPORATION

lions of yen)	FY04 (1st Quarter)	FY04 Yearly	FY05 (1st Quarter)	FY05 Variance	FY05 Yearly Pros.
ss trading profit	8.3	36.7	8.5	(+0.2)	41.5
usted operating profit	-1.5	-3.2	-0.7	(+0.7)	3.5
e earnings	-1.6	-3.2	-0.8	(+0.7)	4.0
income	-1.7	-14.8	-0.6	(+1.2)	1.5
al assets	-	228.6	201.9	(-26.7)	-

···tentative figures

FY2004 Highlights

- Received an order for an automated mail sorting system from the Brazilian Post Office.

Outline of Financial Results for First Quarter FY2005

- Gross trading profit fell due to a unconsolidated of subsidiaries.
- Due to restructuring losses of subsidiaries posted in 1Q FY2004, net income for this term showed an increase.



(billions of yen)
-20
-10
0
10
20
30
40
50
60
70
80
oss trading profit
FY04/1Q
FY05/1Q
FY04 Result
FY05 Yearly Pros.
Net income
FY04/1Q
FY05/1Q
FY04 Result
FY05 Yearly Pros.

Marubeni CORPORATION

4. Segment Information (9) <Plant, Power & Infrastructure Projects>

lions of yen)	FY04 (1st Quarter)	FY04 Yearly	FY05 (1st Quarter)	FY05 Variance	FY05 Yearly Pros.
oss trading profit	5.9	28.3	5.7	(-0.2)	31.5
justed operating profit	0.5	3.8	0.6	(+0.1)	7.0
re earnings	2.3	5.2	1.8	(-0.5)	12.0
t income	1.6	-12.0	1.1	(-0.5)	4.5
tal assets	-	643.4	663.6	(+20.2)	-

···tentative figures

FY2004 Highlights

- Awarded 20-year BOO (build, own and operate) rights for the Taweelah B power and water desalination project in the Emirate of Abu Dhabi, UAE. (Total project cost of $ 3 billion, the world's largest in monetary terms)

Outline of Financial Results for First Quarter FY2005

- Net income fell due to increases in allowance for overseas bad debts and due to decrease in equity earnings.



billions of yen)
-20
-10
0
10
20
30
40
50
60
70
80
oss trading profit
FY04/1Q
FY05/1Q
FY04 Result
FY05 Yearly Pros.
Net income
FY04/1Q
FY05/1Q
FY04 Result
FY05 Yearly Pros.

14. Segment Information (10) <Development & Construction>

illions of yen)	FY04 (1st Quarter)	FY04 Yearly	FY05 (1st Quarter)	FY05 Variance	FY05 Yearly Pros.
ross trading profit	4.0	27.5	5.6	(+1.5)	28.0
djusted operating profit	0.0	9.1	1.7	(+1.6)	11.0
ore earnings	0.4	9.0	1.8	(+1.4)	11.0
et income	-1.0	-11.4	0.6	(+1.6)	0.5
otal assets	325.5	317.7	309.4	(-8.3)	-

FY2004 Highlights

- Overseas, sales of residential housing units under construction in Shanghai remained buoyant, with approximately 800 units sold during the year. (Phoenix City)

Outline of Financial Results for First Quarter FY2005

- Net income rose as a result of an increases in gross trading profit stemming from domestic housing development business.


(billions of yen)
-20
-10
0
10
20
30
40
50
60
70
80
ross trading profit
FY04/1Q
FY05/1Q
FY04 Result
FY05 Yearly Pros.
Net income
FY04/1Q
FY05/1Q
FY04 Result
FY05 Yearly Pros.

Marubeni CORPORATION

14. Segment Information (11) <Finance & Logistics Business>

billions of yen)	FY04 (1st Quarter)	FY04 Yearly	FY05 (1st Quarter)	FY05 Variance	FY05 Yearly Pros.
Gross trading profit	1.6	5.8	1.6	(+0.1)	6.0
Adjusted operating profit	-0.1	-0.5	0.1	(+0.2)	-1.5
Core earnings	0.2	1.0	0.5	(+0.3)	0.0
Net income	1.0	4.0	1.6	(+0.6)	2.5
Total assets	125.1	128.8	119.8	(-8.9)	-

FY2004 Highlights

- In finance, the division realized significant returns from selling portfolio companies such as Yayoi Co., Ltd. from the fund Marubeni participates in as an originator and operator.
- In logistics, the division established Logipartners Inc. to further develop 3PL operations in Japan.

Outline of Financial Results for First Quarter FY2005

- Net income increased owing to the realization of capital gain from investment fund business.



(billions of yen)
-20
-10
0
10
20
30
40
50
60
70
80
Gross trading profit
FY04/1Q
FY05/1Q
FY04 Result
FY05 Yearly Pros.
Net inome
FY04/1Q
FY05/1Q
FY04 Result
FY05 Yearly Pros.

14. Segment Information (12) <Iron & Steel Products Division>

llions of yen)	FY04 (1st Quarter)	FY04 Yearly	FY05 (1st Quarter)	FY05 Variance	FY05 Yearly Pros.
oss trading profit	0.3	1.2	0.3	(-0.0)	1.0
ljusted operating profit	-0.1	0.3	0.1	(+0.1)	0.0
ore earnings	3.0	12.1	5.5	(+2.5)	10.5
t income	2.8	11.5	5.0	(+2.2)	10.0
tal assets	58.6	64.4	67.7	(+3.3)	-

FY2004 Highlights

- Marubeni-Itochu Steel Inc. achieved a strong performance supported by favorable market conditions in steel products worldwide as a result of strong demands in areas such as the North American market as well as the Asian market, particularly the Japanese domestic market and China.

Outline of Financial Results for First Quarter FY2005

- Net income increased thanks to a rise in equity earnings resulting from positive performance of affiliates.


(billions of yen)
-20
-10
0
10
20
30
40
50
60
70
80
ross trading profit
FY04/1Q
FY05/1Q
FY04 Result
FY05 Yearly Pros.
Net income
FY04/1Q
FY05/1Q
FY04 Result
FY05 Yearly Pros.

15. Number and Consolidated Profits & Losses of Group Firms

	Mar. 02	Mar. 03	Mar. 04	Mar. 05	Jun. 05


et profit/loss (billions of yen)
Profit making firm ratio (%)
150
100
50
0
-50
-100
-150
85.0%
75.0%
65.0%
55.0%
75.9%
77.5%
77.7%
80.4%
74.0%
51.0
-56.5
-107.6
65.3
34.1
-31.1
63.8
20.4
-43.4
92.7
41.7
-51.0
27.2
21.1
-6.0
Surplus amount of profit making firms
Deficit amount of loss making firms
Consolidated net profit/loss
Profit-making firm ratio

	Mar. 02	Mar. 03	Mar. 04	Mar. 05	Jun. 05
of profit-making firms	391	375	390	422	406
of loss-making firms	124	109	112	103	143
nber of ated group firms	**515**	**484**	**502**	**525**	**549**
aking firm ratio	**75.9%**	**77.5%**	**77.7%**	**80.4%**	**74.0%**

16. Major Profit Making & Loss Making Firms (1)

Marubeni CORPORATION

t-making firms>

Company Name	Marubeni Group's equity portion	FY2004 1Q (¥bn)	FY2005 1Q (¥bn)	Operating Segment	Main Business
Total of 4 projects related to energy concession business	100%	1.3	2.9	Energy	Oil and gas development and production
AXIA Power Holdings (*)	100%	1.6	2.4	Plant,Power & Infrastructure Projects	Holding company of overseas power assets
Royal Maritime	100%	1.5	1.2	Transportation Machinery	Ship leasing and financing
Marubeni Coal Pty.	100%	0.2	0.7	Metal & Mineral Resources	Investment in coal business in Australia
Marubeni Aluminium Australia Pty.	100%	0.8	0.4	Metal & Mineral Resources	Investment in aluminum business in Australia and sales of aluminum ingots
Marubeni Aviation Services	100%	0.3	0.4	Transportation Machinery	Investment in aircraft engine development programs and leasing of aircraft
Sithe Korea	100%	0.6	0.4	Plant,Power & Infrastructure Projects	Holding company of overseas power assets
MIECO	100%	0.0	0.3	Energy	Petroleum trading primarily in North America and the Pacific Rim
Koa Kogyo Co.	77.5%	0.4	0.3	Forest Products & General Merchandise	Manufacture of corrugating medium, containerboard and printing pape
Marubeni International Commodities	100%	0.1	0.2	Forest Products & General Merchandise	Sale of natural rubber and related products
Columbia Grain International,Inc.	100%	0.1	0.2	Agri-Marine Products	Grain trading
Agrovista France	100%	0.1	0.2	Chemicals	Holding company of agrochemicals and home and garden products distribution companies in France
Fukuyama Paper Co.	55%	0.1	0.1	Forest Products & General Merchandise	Manufacture of corrugating medium and paper tube materials
Marubeni Plax Corporation	100%	0.1	0.1	Chemicals	Sales and foreign trade of plastic products and resin
WA Plantation Resources	60%	0.1	0.1	Forest Products & General Merchandise	Wood chip export and plantation
Marubeni Building Materials Co.	100%	0.1	0.1	Forest Products & General Merchandise	Wholesale of wood products and construction materials
Global Solution KK	100%	-0.5	0.1	Industrial Machinery & Information Business	Internet access service, ASP and iDC service provider
North Pacific Seafoods／North Pacific Processors, Inc	100%	-0.2	0.0	Agri-Marine Products	Processing and wholesale of marine products

(*) The amount of AXIA Power Holdings includes equity in earnings of San Roque Power which is partly owned by Marubeni.

16. Major Profit Making & Loss Making Firms (2)

	Company Name	Marubeni Group's equity portion	FY2004 1Q (¥bn)	FY2005 1Q (¥bn)	Operating Segment	Main Business
Profit-making firms>						
s :	Marubeni-Itochu Steel Inc.	50%	2.4	4.4	Iron & Steel Products	Manufacture, processing, import, export and sales of steel products
	Nippon LP Resources	35%	0.8	2.3	Metal & Mineral Resources	Investing in Los Pelambres copper mine in Chile
	Thai Cold Rolled Steel	37.6%	0.7	0.9	Iron & Steel Products	Manufacture of cold-rolled steel sheet in Thai
	Compania De Nitrogeno De Cantarell	35%	0.1	0.3	Plant,Power & Infrastructure Projects	Production and supply of nitrogen for PEMEX of Mexico
	Compania De Servicios De Compresion De Campeche	50%	0.2	0.2	Plant,Power & Infrastructure Projects	Compression of associated gas at Cantarell oil field in Mexico
	Marusumi Paper Co.	32.2%	0.3	0.2	Forest Products & General Merchandise	Manufacture and sales of printing paper and pulp
	Shenzhen Sino-Benny	49%	0.2	0.2	Energy	Import and sales of LPG in China
	Dampier Salt	20.4%	0.1	0.2	Chemicals	Production and sales of salt and gypsum in Australia
	Shanghai Asahi Electronic Glass Co.	25%	0.2	0.1	Chemicals	Manufacture and sales of glass bulbs for CRT in China
Loss-making firms>						
ies :	Global Access	100%	-0.4	-0.3	Industrial Machinery & Information Business	Providing international/domestic combined bandwidth via own fiber-optic cable
	NASU Resort Corporation	70%	-0.4	-0.2	Forest Products & General Merchandise	Operation of leisure facilities
	Hunter Mountain Shiobara Inc.	70%	-0.1	-0.1	Forest Products & General Merchandise	Development and management of ski resorts and other leisure facilities
	Agrovista	100%	-0.2	-0.1	Chemicals	Holding company of agrochemicals distribution companies in the U.K. and the Netherlands
	Marubeni Chikusan Corporation	99.9%	-0.4	0.0	Agri-Marine Products	Marketing of livestock, meats and processed products
	Meditec Corporation	100%	-0.7	0.0	Industrial Machinery & Information Business	Import sales and maintenance of medical equipment
s :	MUSI Pulp Project	45%	-0.5	-0.1	Plant,Power & Infrastructure Projects	Production and sales of pulp in Indonesia
	Daishowa-Marubeni International	50%	-0.2	-0.2	Forest Products & General Merchandise	Manufacture and sales of pulp in Canada

82-616

July 29, 2005

Summary of Consolidated Financial Results

for the 1st Quarter of FY2005

(April 1, 2005 - June 30, 2005)

**This document is an English translation of a statement written initially in Japanese.*
The original in Japanese should be considered the primary version.

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results.
These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, material prices, and political turmoil in certain countries and regions.

Marubeni CORPORATION
(TSE Code: 8002)

July 29, 2005

Summary of Consolidated Financial Statements for 1st Quarter FY2005 (US GAAP basis)

Company name : Marubeni Corporation (URL http://www.marubeni.com) Code Number : 8002
Listed : Tokyo, Osaka, Nagoya, Fukuoka, Sapporo
Head Office: Tokyo
Representative: KATSUMATA, Nobuo President and CEO, Member of the Board
Enquiries : (Tokyo) Name HASHIMOTO, Takashi TEL(03)3282-4803
Title General Manager, Media Relations Sec.
Corporate Communications Dept.
Adoption of US GAAP : YES

1. Items regarding preparation for the summary of the Quarterly Results

1) Adoption of simplified accounting procedures: None
2) Changes in accounting policies from the latest consolidated fiscal year: None
3) Increase/decrease of consolidated subsidiaries and affiliated companies accounted for by equity method: Yes
Subsidiaries (Newly included) 20 (Excluded) 4 Affiliated companies (Newly included) 9 (Excluded) 1
Number of subsidiaries and affiliated companies by equity method:

	June 30, 2005	March 31,2005
Subsidiaries :	385	369
Affiliated companies :	164	156

2. Consolidated financial results for 1st Quarter FY2005 (April 1, 2005 - June 30, 2005)

(1)Consolidated statements of income

	Total volume of trading transactions		Net operating profit		Income before taxes & equity in earnings		Net income	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
1st Quarter FY2005	1,969,210	15.9	25,675	36.3	22,832	14.9	22,013	40.3
1st Quarter FY2004	1,699,178	-4.7	18,836	21.6	19,863	40.1	15,689	47.9
(Ref.) FY2004	7,939,437		85,375		55,852		41,247	

	Basic earnings per share	Diluted EPS
1st Quarter FY2005	14.74	12.8
1st Quarter FY2004	10.51	8.47
(Ref.) FY2004	26.61	22.31

(Note) [1] The results of the 1st quarter are not audited by independent auditors.

[2] Average number of outstanding shares for the term (Consolidated basis)
1Q FY2005 (Common stock) 1,493,152,950 Class I preferred shares 75,500,000
1Q FY2004 (Common stock) 1,493,294,015 Class I preferred shares 75,500,000
FY2004 (Common stock) 1,493,231,438 Class I preferred shares 75,500,000

[3] The ratio of total volume of trading transactions, net operating profit, and income before taxes and equity in earnings represents the changes from the previous same period.

[4] For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice. Total volume of trading transactions is the sum of those in which Marubeni and its consolidated subsidiaries ("the Companies") act as principal and those in which the Companies act as agent.

<Qualitative information concerning the progress of operating results (consolidated)>

Total volume of trading transactions for the 1st Quarter increased by 15.9 % from the same period of the previous year, to 1,969.2 billion yen, mainly due to increase in Energy, Plant, Power & Infrastructure Projects, Chemicals, and Transporatation Machinery. Operating profit increased by 36.3% compared to the same period of the previous year, to 25.7 billion yen, due to an increase in gross trading profit in Energy, Development & Construction, and Chemicals, notwithstanding an increase in SG&A expenses and Provision for doubtful accounts.

Income before income taxes and equity in earnings (losses) increased by 14.9% from the same period of the previous year, to 22.8 billion yen. Net income increased 40.3% compared to the same period of the previous year, to 22 billion yen due to an increase in equity in earnings.

(2) Financial conditions (Consolidated)

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Book value per share
	(millions of yen)	(millions of yen)	(%)	(yen)
June 30, 2005	4,106,924	459,786	11.2	257.42
March 31, 2005	4,208,037	443,152	10.5	245.27

<Qualitative information concerning the change of financial conditions (consolidated)>

Total assets was 4,106.9 billion yen, decreasing by 101.1 billion yen, or 2.4% from the end of March 2005, mainly due to decrease in cash and cash equivalents. Net interest bearing debt increased by 66.5 billion yen to 1,890.5 billion yen. Shareholders' equity increased by 16.6 billion yen, or 3.8 % from the end of March 2005, to 459.8 billion yen, mainly due to increase in Net income.

Marubeni Corporation

Consolidated Statements of Operations

	Millions of yen				
	1st Quarter				***Reference***
	FY2005	FY2004	Variance	Ratio	Yearly results for FY2004
Revenues:					
Revenues from trading and other activities	¥ **658,818**	¥ 618,489	¥ 40,329	6.5 %	**¥ 2,877,544**
Commissions on services and trading margins	**44,827**	42,484	2,343	5.5 %	161,108
Total	**703,645**	660,973	42,672	6.5 %	3,038,652
Cost of revenues from trading and other activities	**- 593,623**	- 560,464	- 33,159	5.9 %	- 2,602,597
Gross trading profit	**110,022**	100,509	9,513	9.5 %	436,055
Expenses and other:					
Selling, general and administrative expenses	**- 82,100**	- 81,208	- 892	1.1 %	**- 344,382**
Provision for doubtful accounts	**- 2,247**	- 465	- 1,782	383.2 %	**- 6,298**
Interest income	**5,066**	4,249	817	19.2 %	**23,408**
Interest expense	**- 10,995**	- 10,798	- 197	1.8 %	**- 43,598**
Dividends received	**2,883**	2,350	533	22.7 %	**8,989**
Impairment loss on investment securities	**- 14**	- 29	15	- 51.7 %	**- 7,438**
Gain on sales of investment securities	**874**	4,092	- 3,218	- 78.6 %	**36,147**
Gain (loss) on property and equipment	**41**	154	- 113	- 73.4 %	**- 10,549**
Other – net	**- 698**	1,009	- 1,707	-	**- 36,482**
Total	**- 87,190**	- 80,646	- 6,544	8.1 %	**- 380,203**
Income (loss) before income taxes and equity in earnings (losses) of affiliated companies and minority interest in consolidated subsidiaries	**22,832**	19,863	2,969	14.9 %	**55,852**
Provision for income taxes	**- 8,905**	- 10,042	1,137	- 11.3 %	**- 33,837**
Income (loss) before equity in earnings (losses) of affiliated companies and minority interests in consolidated subsidiaries	**13,927**	9,821	4,106	41.8 %	22,015
Minority interests in consolidated subsidiaries	**- 1,185**	- 615	- 570	92.7 %	- 1,440
Equity in earnings (losses) of affiliated companies-net (after income tax effects)	**9,271**	6,483	2,788	43.0 %	20,672
Net income (loss)	¥ **22,013**	¥ 15,689	¥ 6,324	40.3 %	¥ 41,247
Basic earnings per share *(yen)*	**¥ 14.74**	¥ 10.51	¥ 4.23	40.2%	¥ 26.61
Diluted earnings per share *(yen)*	**12.08**	8.47	3.61	42.6%	22.31
Total volume of trading transactions (Based on Japanese accounting practice)	**¥ 1,969,210**	¥ 1,699,178	¥ 270,032	15.9 %	¥ 7,939,437
Operating profit (Based on Japanese accounting practice)	**25,675**	18,836	6,839	36.3 %	85,375

(Note 1) These financial statements are not audited by independent public accountants.

Marubeni Corporation

Consolidated Balance Sheets

	Millions of yen		
	At the end of		
	June 2005	**March 2005**	**Variance**
Assets			
Current assets:			
Cash and cash equivalents, and time deposits	**¥ 297,059**	¥ 462,450	**¥ - 165,391**
Investment securities	**34,991**	32,946	**2,045**
Notes and accounts receivable – trade (less provision for doubtful accounts)	**943,207**	954,132	**- 10,925**
Inventories	**408,262**	376,480	**31,782**
Other current assets	**275,355**	267,344	**8,011**
Total current assets	**1,958,874**	2,093,352	**- 134,478**
Investments and long-term receivables:			
Investments	**1,074,207**	1,057,646	**16,561**
Long-term receivables (less provision for doubtful accounts)	**177,985**	186,096	**-8,111**
Total investments and long-term receivables	**1,252,192**	1,243,742	**8,450**
Property and equipment, at cost	**558,521**	532,306	**26,215**
Other assets	**337,337**	338,637	**- 1,300**
Total assets	**¥ 4,106,924**	¥ 4,208,037	**¥ - 101,113**

Marubeni Corporation

Consolidated Balance Sheets (Continued)

	Millions of yen		
	At the end of		
	June 2005	March 2005	Variance
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans and current portion of long-term debt	**¥ 619,185**	¥ 659,098	**¥ - 39,913**
Notes and accounts payable-trade	**875,730**	902,867	**- 27,137**
Other current liabilities	**319,146**	320,613	**- 1,467**
Total current liabilities	**1,814,061**	1,882,578	**- 68,517**
Long-term debt, less current portion	**1,761,551**	1,813,722	**- 52,171**
Other liabilities	**30,563**	28,170	**2,393**
Minority interests in consolidated subsidiaries	**40,963**	40,415	**548**
Shareholders' equity:			
Common stock	**231,789**	231,789	**-**
Additional paid-in capital	**125,437**	125,436	**1**
Retained earnings	**145,725**	131,195	**14,530**
Accumulated other comprehensive loss:			
Net unrealized gains (losses) on investment securities, net of reclassification	**44,728**	46,661	**- 1,933**
Currency translation adjustments, net of reclassification, others	**- 87,741**	- 91,787	**4,046**
Accumulated other comprehensive loss – total	**- 43,013**	- 45,126	**2,113**
Treasury stock	**- 152**	- 142	**- 10**
Total shareholders' equity	**459,786**	443,152	**16,634**
Total liabilities and shareholders' equity	**¥ 4,106,924**	¥ 4,208,037	**¥ - 101,113**

(Note 1) These financial statements are not audited by independent public accountants.
(Note 2) These financial statements are based on US GAAP.
(Note 3) Comprehensive income for the period is 24,126 million yen.

Marubeni Corporation
Segment Information

◆ 1st Quarter of FY2005 (April 1, 2005-June 30, 2005)

Millions of yen

	Agri-marine products	Textile	Forest products & General merchandise	Chemicals	Energy
Total volume of trading transactions	¥ 228,300	¥ 71,840	¥ 192,333	¥ 186,792	¥ 487,459
Gross trading profit	¥ 18,120	¥ 5,071	¥ 11,102	¥ 7,668	¥ 14,936
Operating profit (loss)	¥ 3,445	¥ - 29	¥ 3,549	¥ 2,623	¥ 7,850
Segment net income (loss)	¥ 1,792	¥ - 280	¥ 2,194	¥ 1,952	¥ 4,743
Segment assets (as of June 30, 2005)	¥ 419,870	¥ 115,769	¥ 309,425	¥ 188,493	¥ 390,002

	Metals & Mineral resources	Transportation machinery	Industrial machinery & Information business	Plant, Power & Infrastructure projects	Development & Construction
Total volume of trading transactions	¥ 170,692	¥ 186,007	¥ 79,389	¥ 142,184	¥ 48,222
Gross trading profit	¥ 4,319	¥ 12,517	¥ 8,524	¥ 5,658	¥ 5,580
Operating profit (loss)	¥ 2,332	¥ 2,764	¥ - 735	¥ - 1,133	¥ 1,658
Segment net income (loss)	¥ 3,645	¥ 2,771	¥ - 562	¥ 1,148	¥ 599
Segment assets (as of June 30, 2005)	¥ 217,163	¥ 289,270	¥ 201,912	¥ 663,617	¥ 309,393

	Finance & Logistics business	Iron & Steel products	Domestic branches & offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ 6,350	¥ 292	¥ 29,252	¥ 274,989	¥ - 134,891	¥ 1,969,210
Gross trading profit	¥ 1,628	¥ 292	¥ 1,109	¥ 15,130	¥ - 1,632	¥ 110,022
Operating profit (loss)	¥ 103	¥ 96	¥ 251	¥ 1,186	¥ 1,715	¥ 25,675
Segment net income (loss)	¥ 1,590	¥ 5,007	¥ 262	¥ 756	¥ - 3,604	¥ 22,013
Segment assets (as of June 30, 2005)	¥ 119,849	¥ 67,704	¥ 49,850	¥ 459,570	¥ 305,037	¥ 4,106,924

◆ 1st Quarter of FY2004 (April 1, 2004-June 30, 2004)

Millions of yen

	Agri-marine products	Textile	Forest products & General merchandise	Chemicals	Energy
Total volume of trading transactions	¥ 244,933	¥ 75,033	¥ 189,425	¥ 145,306	¥ 394,366
Gross trading profit	¥ 17,953	¥ 5,475	¥ 10,852	¥ 6,245	¥ 10,463
Operating profit (loss)	¥ 2,550	¥ 521	¥ 3,277	¥ 1,205	¥ 5,965
Segment net income (loss)	¥ 1,607	¥ 476	¥ 1,570	¥ 1,282	¥ 3,287
Segment assets (as of March 31, 2005)	¥ 398,517	¥ 119,807	¥ 317,678	¥ 167,157	¥ 390,939

	Metals & Mineral resources	Transportation machinery	Industrial machinery & Information business	Plant, Power & Infrastructure projects	Development & Construction
Total volume of trading transactions	¥ 146,540	¥ 146,678	¥ 96,879	¥ 75,025	¥ 19,614
Gross trading profit	¥ 3,315	¥ 12,848	¥ 8,329	¥ 5,864	¥ 4,048
Operating profit (loss)	¥ 1,270	¥ 3,236	¥ - 1,516	¥ 553	¥ 21
Segment net income (loss)	¥ 2,118	¥ 3,164	¥ - 1,734	¥ 1,614	¥ - 957
Segment assets (as of March 31, 2005)	¥ 195,110	¥ 290,782	¥ 228,563	¥ 643,435	¥ 317,692

	Finance & Logistics business	Iron & Steel products	Domestic branches & offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ 5,167	¥ 297	¥ 31,648	¥ 252,187	¥ - 123,920	¥ 1,699,178
Gross trading profit	¥ 1,557	¥ 297	¥ 1,104	¥ 14,225	¥ - 2,066	¥ 100,509
Operating profit (loss)	¥ - 117	¥ - 46	¥ 232	¥ 398	¥ 1,287	¥ 18,836
Segment net income (loss)	¥ 993	¥ 2,802	¥ 177	¥ 386	¥ - 1,096	¥ 15,689
Segment assets (as of March 31, 2005)	¥ 128,760	¥ 64,368	¥ 52,844	¥ 435,506	¥ 456,879	¥ 4,208,037

◆ Variance

Millions of yen

	Agri-marine products	Textile	Forest products & General merchandise	Chemicals	Energy
Total volume of trading transactions	¥ - 16,633	¥ - 3,193	¥ 2,908	¥ 41,486	¥ 93,093
Gross trading profit	¥ 167	¥ - 404	¥ 250	¥ 1,423	¥ 4,473
Operating profit (loss)	¥ 895	¥ - 550	¥ 272	¥ 1,418	¥ 1,885
Segment net income (loss)	¥ 185	¥ - 756	¥ 624	¥ 670	¥ 1,456
Segment assets	¥ 21,353	¥ - 4,038	¥ - 8,253	¥ 21,336	¥ - 937

	Metals & Mineral resources	Transportation machinery	Industrial machinery & Information business	Plant, Power & Infrastructure projects	Development & Construction
Total volume of trading transactions	¥ 24,152	¥ 39,329	¥ - 17,490	¥ 67,159	¥ 28,608
Gross trading profit	¥ 1,004	¥ - 331	¥ 195	¥ - 206	¥ 1,532
Operating profit (loss)	¥ 1,062	¥ - 472	¥ 781	¥ - 1,686	¥ 1,637
Segment net income (loss)	¥ 1,527	¥ - 393	¥ 1,172	¥ - 466	¥ 1,556
Segment assets	¥ 22,053	¥ - 1,512	¥ - 26,651	¥ 20,182	¥ - 8,299

	Finance & Logistics business	Iron & Steel products	Domestic branches & offices	Overseas corporate subsidiaries & branches	Corporate & elimination etc.	Consolidated
Total volume of trading transactions	¥ 1,183	¥ - 5	¥ - 2,396	¥ 22,802	¥ - 10,971	¥ 270,032
Gross trading profit	¥ 71	¥ - 5	¥ 5	¥ 905	¥ 434	¥ 9,513
Operating profit (loss)	¥ 220	¥ 142	¥ 19	¥ 788	¥ 428	¥ 6,839
Segment net income (loss)	¥ 597	¥ 2,205	¥ 85	¥ 370	¥ - 2,508	¥ 6,324
Segment assets	¥ - 8,911	¥ 3,336	¥ - 2,994	¥ 24,064	¥ - 151,842	¥ - 101,113

Marubeni Corporation
Consolidated Companies

1. Number of consolidated companies

		June 30 2005	Established Bought	Liquidated Divestiture	March 31 2005	Variance
Subsidiaries	Domestic	147	17	-1	131	+16
	Overseas	238	3	-3	238	+0
	Total	385	20	-4	369	+16
Affiliated companies	Domestic	53	7	-1	47	+6
	Overseas	111	2	0	109	+2
	Total	164	9	-1	156	+8
	Domestic	200	24	-2	178	+22
	Overseas	349	5	-3	347	+2
	Total	549	29	-5	525	+24

2. Major companies that have been newly included during this term:

Company name	Capital	Marubeni Group's equity portion	Type of business
Marubeni Retail Investment Corporation	Yen 200 mil	100.00%	Holding and managing of stock
Marubeni Power Development Corporation	Yen 10 mil	100.00%	Development and operation of overseas power projects
Tobu Store Co., Ltd.	Yen 9,022 mil	29.76%	Supermarket chain
GCI Capital Co., Ltd.	Yen 331 mil	19.42%	Investment advisory business, providing foreign exchange marginal transactions
Gangwon Wind Power Co., Ltd.	Won 37,862 mil	30.00%	Wind-power generation business

3. Major companies that have been excluded during this term:

Company name	Reasons of exclusion	Marubeni Group's equity portion	Type of business
Nexion Corporation	Sold*	96.43%	Video transmission service, broadband media service
GCI Asset Management, Inc.	Equity swap	49.77%	Investment advisory house
NEXION MEDIA INC.	Sold*	96.43%	Planning and providing of cables

(*) Decrease in equity portion through a 3rd party allocation

Profit-making/loss-making consolidated companies (Unit: billions of yen)

		June 30, 2005			June 30, 2004			Variance		
		Domestic	Overseas	Total	Domestic	Overseas	Total	Domestic	Overseas	Total
Profit-making companies	No. of companies	142	264	406	116	258	374	26	6	32
	Surplus amount	9.4	17.8	27.2	6.8	12.7	19.4	2.6	5.1	7.8
Loss-making companies	No. of companies	58	85	143	60	89	149	-2	-4	-6
	Deficit amount	-2.9	-3.2	-6.0	-4.6	-3.4	-7.9	1.7	0.2	1.9
Total	No. of companies	200	349	549	176	347	523	24	2	26
	Net profit/loss	6.5	14.6	21.1	2.2	9.3	11.5	4.4	5.3	9.7

Marubeni NEWS

Marubeni Awarded Brunei's First Combined Cycle Power Station

Marubeni Corporation

April 28, 2005

Marubeni Corporation has been awarded a contract for the Bukit Panggal Combined Cycle Power Station, Tutong, Phase 1, with a total output of 110 MW by the Ministry of Development, through the Department of Electrical Services Brunei Darussalam (DES) with General Electric Company (GE), the largest gas turbine manufacturer in the world. The total contract amount is about JPY 10 billion. The scope of work of the contract or consists of Engineering, Procurement and Construction on a full turnkey basis. GE supplies gas turbines, steam turbines and generators, while Toshiba Plant Systems & Services Corporation supplies the Balance of the Plant including heat recovery steam generators air-cooled condenser, Distributed Control System and other electrical auxiliary equipment. The planned completetion datefor the project is July 2007, and the project is entirely funded by DES.

This project is the first combined cycle power station in Brunei, which is expected to become the center of the power generation in Brunei. This power station is composing the state-of-the art equipment which was designed with special consideration being given to better efficiency and environmental protectionthan those of conventional thermal power stations. The heat recovery steam generators (HRSG) generates hot and high pressure steam by using the heat emitted from the gas turbines and feeds this steam to the steam turbine, which generates additional power effectively.

In Brunei, the leadership taken by the government in promoting national development is being transferred to the private sector under the eighth National Development Policy that is effective from 2001 to 2005. The country is required to promote economic diversity by making good use of its abundant oil and natural gas resourses. Consequently, this project is ranked as an important initiative under the abovementioned policy in providing measures that resolve the issues associated with the existing aged power stations and increase ofpower demands in Brunei. Marubeni submitted its proposal in June 2003 and was awarded as the contractor of the project in April 2005

Marubeni consecutively won bids for big power projects in Brunei following the 100-MW Gadong simple cycle power station includingthe power transmission line and conversional facilities on a full turnkey basiswhich Marubeni was also awarded as a contractor in 2000 and completed in 2003.

Marubeni's total installed capacity in Brunei power market will become more than 50 percent of the total installed power output of Brunei and 70 percent of the actual operating rate upon Marubeni's completetion of this Project

The above figures shows the fact that Marubeni is highly esteemed by the customer in Brunei from the view point of project management ability, which has been acquired through a plenty of power projects experience in the world and good reputation and relationships, which have been built up through the execution of the previous Gadong Project in Brunei.e.i .

Taking advantage of this award,Marubeni intends to putits intense effort intothis nation in order to win the future contracts for phases 2, 3, and 4, each of which is expected to bea 200 MW class power station.

82-616

Marubeni NEWS

Marubeni and Symbol Technologies Agree for Exclusive Supply of UHF IC Tags and Tag Readers in Japan

Marubeni Corporation

May 24, 2005

With open-up of UHF bandwidth for IC tag usage from this April, this trend has been gaining much attention in the Japanese market. Under such market environment, Marubeni Corporation (hereinafter Marubeni) and Symbol Technologies, Inc. (Headquarters: USA, hereinafter Symbol) announced today that Marubeni's exclusivity to sell Symbol's UHF IC tags and readers in Japan as pursuant to the agreement.

UHF IC tag technology is regarded as the emerging world standard especially for the retail and transportation industries because of its capability to transmit information over much longer distances at expected lower cost, compared with other types of IC tags. In the United States, the leading US retailer, Wal-Mart, and the US Department of Defense have already forced all of their suppliers to attach IC tags for tracking crates and pallets from the beginning of this year. This has been driving a momentum for IC tag's wider acceptance in the US market. In Japan, the usage of UHF bandwidth will be scheduled for open-up from this April and is well expected for acceleration in various applications.

Up to now, Marubeni acquired sole distributorship with US-based Matrics, Inc. for its UHF IC tags and provided the UHF IC tags for various test beds through Marubeni' s operations company, Mighty Card. Marubeni is leading the UHF IC tag market with such experiences and expertise. Symbol is a US leading manufacturer of barcode readers and wireless communication products. Last September, Symbol acquired and merged Matrics, Inc. and is now in progress of aggressive market penetration in the IC tag segment. Today, the both companies agreed to use continued Marubeni's sole distributorship of Symbol's products in Japan and work together by utilizing individual core competence of the both companies to drive wider usage of the IC tags in the Japanese market. They plan to focus on the retail and transportation industries as well as airport baggage-related applications and leverage the momentum on IC tag deployment with their accumulated experiences and expertise.

Symbol will release the reader products in limited quantity in April for various test purposes to deliver the reader products to meet Japanese market specifications. Later on, Symbol will commercialize the reader products for general release in the 4th quarter of 2005. In line with this effort, Symbol will support GEN2 (Generation 2) which is the next generation standard of EPC and will provide seamless migration from the GEN2 standard without replacement of the existing products.

1.

Features and Characteristics of Major IC Tag Products

IC tag products are classified by the frequency bandwidth used for communications between IC tags and readers/writers. Three types of the products are available as follows:

13.56MHz Band	Having a capability of accepting hard interference such as water drops by using electromagnetic induction mechanism, but shortest communication distance (some 10 cm)
2.4GHz Band	Tag cost is lowest, but still shorter communication distance
UHF Band	Provides both benefits of long communication distance and low cost at the same time. It is the most acceptable solutions as a supply chain management tool, especially in US

2.

About Symbol's UHF IC Tags

Symbol is a member of EPC Global, the World Standard Organization for IC tags. Symbol's EPC Gen 1 UHF IC tag provides communication distance of max. 10 m and its patent pending dual dipole antenna technology provides superior flexibility in tag orientation resulting in optimum read rates up to 1000 tags/second. It has been well accepted with Symbol' rich expertise. Symbol has also developed EPC Gen 2 IC tags that will be available in pilot quantities to selected customers in 2Q05.

3.

About Symbol Technology

Company Name: Symbol Technologies Inc.

Headquarters : One Symbol Plaza, Holtsville, New York 11742-1300,
U.S.A

Capita Assets : US$ 1.0B

Line of Business: Supply the products include advanced data capture products, mobile computing platforms, wireless infrastructure, radio frequency identification (RFID) infrastructure and tags, and mobility software and services, and are sold as both integrated solutions and individual devices

Establishment : 1975

President & CEO: William R. Nuti

4.

About Mighty Card Inc.

Company Name: Mighty Card Inc.

minami-
Tokyu Bldg. 5 F

Phone: +81-3-5466-0510

Capital Assets : 700 Million Yen

Line of Business: Development, manufacturing, and sales of IC tags
Shareholder Structure: Marubeni Corporation (85%), Rohm Co. Ltd., Ito-Chu Corporation,

Nittoku Engineering Co. Ltd., etc.

Establishment : October 1997

President : Koji Kabumoto (Marubeni)

Marubeni NEWS

Marubeni participates into LNG Project in Equatorial Guinea

Marubeni Corporation

May 27, 2005

Marubeni is participating into Liquefied Natural Gas (LNG) Project which Marathon Oil Corporation (US company, hereinafter referred to as "Marathon") are promoting in the Republic of Equatorial Guinea in West Africa together with its National Oil Company. Last year, Equatorial Guinea announced a open bid for a sale of shares in the Holding Company and we Marubeni made a bid for it, which resulted in our successful acquisition of exclusive right in January this year for negotiation for the sale and purchase agreement of the said shares, and, following extensive discussion thereof, we could today arrive at putting our hand for signature onto the said Share Sale Agreement. Our participating share is 6.5%, and Mitsui & Co., Ltd. also takes 8.5% of shares at the same time with us.

This project is to liquefy and export the Natural Gas produced nearby Bioko Islands located offshore of the Gulf of Guinea, and Marathon is the operator for this project. The total project costs for this project is around 1.4 billion USD, and the construction of the facilities is currently underway smoothly by Bechtel (US company). LNG production is expected to start sometime in late 2007. While the contracted off-take rate with BG Gas Marketing Ltd (BGML), a subsidiary of BG Group plc, is 3.4 million metric tonnes per year and the off-take term is 17 years, the plant is expected to have the ability to operate at higher rates and for a longer period of time. Efforts are underway to acquire additional gas supplies through exploration and commercial means in order to expand the utilization of this LNG facility.

Given its geographical feature of the proximity to the North America, compared to other LNG sources around the world, this project has a good advantage in delivering competitive LNG product to the circum-Atlantic areas that provides a big expectation for future expansion of the market and, more particularly, to the US where the market keeps expanding steeply. In order to make best use of such advantage, plans for expansion of train have already been on the table.

As the demand for the environmentally-friendly natural gas is expected to increase worldwide for the future, it is Marubeni's business strategy to continue aggressive investment to LNG projects and upstream interests in order to secure energy resources.

Company Overview : Marathon Oil Corporation

Location: Texas, US

Turnover: 49.6 billion USD

Business fields: Production and Sales of Oil and Gas

Company Overview: GEPetrol (National Oil Company)

Location: Republic of Equatorial Guinea

Foundation: February 2001

Under the control of: EG Government (Ministry of Energy)

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Marubeni NEWS

Marubeni Participates in South Korea's Largest Wind Power Generation Project

Marubeni Corporation

June 3, 2005

Marubeni is participating in South Korea's largest wind power generation project. Marubeni has taken a stake in a venture company incorporated by Unison, a major South Korean manufacturer of bridge construction equipment, to construct and operate the wind power station in Gangwon-Do in northeastern South Korea. The station will have an output of 98,000 kW and the total cost of the project will be about JPY 16 billion. In September 2004, Marubeni participated alongside Unison in a 39,600-kW wind power generation project in Gyeongsangbuk-do in southeastern South Korea. This makes the project in Gangwon-Do the second that Marubeni has undertaken with Unison. Commercial operation is planned to begin in September 2006.

Marubeni is providing 30 percent of capital for Gangwon Wind Power, a venture company already incorporated by Unison, and is installing 49 windmills supplied by VESTAS Wind System A/S of Denmark prior to September 2006. In South Korea, wind power stations with a total output of about 60,000 kW are now in operation. The country is planning to construct wind power stations with a total output of 200,000 kW in the future, with the output of each station being up to 40,000 kW. Therefore, the wind power station constructed in Gangwon-Do is the largest in South Korea. After the start of its operation, the power station will supply electric power to Korea Electric Power Corporation (KEPCO) via wholesale markets for 15 years under Government's special price purchase program. Since South Korea adopts the Clean Development Mechanism (CDM), it plans to consider trading in certified emission reductions (CERs) enabled through wind power generation.

Eurus Energy Japan Corporation, Japan's largest wind power generation company, plans to provide 10 percent of the capital for the abovementioned venture company. Eurus Energy Japan operates the venture company and is considering trading in CERs alongside Marubeni.

Marubeni regards its overseas IPP projects as a core business for the whole company. In April 2005, it established Marubeni Power Development Corporation located in Chiyoda-ku, Tokyo to be exclusively engaged in the development and operation of IPP projects. The corporation plans to increase its power-generating capacity to 4,000,000 kW over the next couple of years and, this fiscal year, it will allot about JPY 30 billion to the development of and investment in promising transactions. The investment targets include the generation of renewable energies such as wind power generation, and encompass this project.

Company : Gangwon Wind Power Co., Ltd.

Capital : 37,862 million won
(30% Marubeni, 35% Unison, 10% Eurus Energy Japan Corporation)

Output : About 98,000 kW (2,000 kW x 49 turbines)

Sales Target: Korea Electric Power Corporation
(Price determined according to Government special price purchase
program)

Sales Period: 15 years

Korean company: Unison Co., Ltd.
Location : Cheonan City, Chungnam-Do, Korea

Representative: Chairman Lee Jeung-Soo

Date of Incorporation: September 1984 (KOSDAQ : November 1993)

Capital : 9 billion won

Main Business: Manufacture of bridge construction and road equipment, development of South Korea's first system of domestically produced wind power

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Marubeni NEWS

Marubeni Jointly Awarded Large Vietnamese Coal-Fired Thermal Power Plant with Giant Chinese Manufacturer of Heavy Machinery

The First Jointly Awarded Project with Dongfang Electric Corporation of China

Marubeni Corporation

July 20, 2005

Marubeni and Dongfang Electric Corporation (hereafter "Dongfang," with its head office located in Chengdu, Sichuan Province), Giant Chinese manufacturer of heavy machinery, have been jointly awarded the contract for the construction of the Hai Phong coal-fired thermal power plant. The project is for Hai Phong Thermal Power Joint Stock Company, which is funded by government-owned Vietnamese companies, such as Electricity of Vietnam.

The value of the contract is about JPY 50 billion, and the total installed capacity of the power plant will be 600 MW. The scope of work of this contract includes engineering, civil works, the supply of the equipment and its installation works on a full turnkey basis. The planned date of completion is the beginning of 2009.

This project marks the first time that Japanese company and Chinese manufacture have been awarded jointly the contract to construct a large-scale power plant in a third country.

Marubeni and Dongfang formed a consortium for this project. Marubeni will supply the main equipments, Steam Turbine and Generator from Fuji Electric Systems Co., Ltd. . Dongfang will manufacture and supply the boilers and the balance of the plant.

The scope of work being undertaken by Marubeni will be funded by the Japan Bank for International Cooperation (JBIC) with private financial institutions considering the provision of buyer's credits . The scope of work undertaken by Dongfang will be funded by the Export-Import Bank of China, which is considering providing buyer's credits.

Chinese manufacturers of heavy machinery are pressing their exports mainly into Asian countries, considering the domestic economic trends after the Beijing Olympic Games in 2008. Vietnam is one of the markets into which China is directing its energies. In Vietnam, some people have been concerned at the lack of experience of Chinese manufacturers in plant supply and construction outside China, although they have price competitiveness. With this project, Vietnam has rated highly the fact that Marubeni, which has a long record of achievement in the construction of power plants in Vietnam, offsetting the deficiency of China in this regard. Consequently, Marubeni and Dongfang have been awarded jointly the contract for the project.

The Ministry of Industry, the Socialist Republic of Vietnam and

to provide measures that can resolve the issues caused by the increase in power demand due to the recent significant economic growth in Vietnam. This project involves the construction of a new power plant in the northern part of Hai Phong, Vietnam's third largest city in terms of the economy, and is one of the important projects under that program. The power plant is provided with highly efficient anthracite coal-fired boilers and FGDs, which reduce the environmental burden of the facilities.

Marubeni has been awarded four consecutive contracts for the construction of the Phu My power plant in southern Vietnam. Marubeni has also been awarded the contract for a coal-fired thermal power plant in northern Vietnam, and is now constructing the plant. With the awarding of the contract for this power plant, the total power generation capacity of Marubeni's facilities in Vietnam exceed 1,800 MW, resulting in a share of about 20 percent of Vietnam's total power generation.

Marubeni plans to establish a more advanced partnership with Chinese manufacturers of large heavy machinery, including Dongfang, concerning contracts where Chinese manufacturers present an advantage, and to construct new large-scale power plants in third countries.

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Marubeni NEWS

Marubeni-led Consortium Awarded Cogeneration and Desalination Project for the Rabigh Refinery and Petrochemical Complex in Saudi Arabia

August,9,2005

Marubeni Corporation, as Managing Partner in a consortium including JGC Corporation, Itochu Corporation, both of Japan, and ACWA Power Projects of Saudi Arabia, has successfully concluded negotiations with Saudi Arabian Oil Company (Saudi Aramco) and Sumitomo Chemical Company Ltd. (Sumitomo Chemical) of Japan to develop a fuel oil-fired cogeneration and desalination plant for the Rabigh Refinery and Petrochemical Complex in the Kingdom of Saudi Arabia on a build, own, operate and transfer basis. The concession, as stipulated in the Water and Energy Conversion Agreement (the WECA) signed on [7th August, 2005], is for an initial term of 25 years.

Saudi Aramco and Sumitomo Chemical (the Partners) have joined forces to develop one of the world's largest integrated refining and petrochemical complexes at the Red Sea town of Rabigh on the west coast of Saudi Arabia. A total of 2.2 million tons of olefins, along with large volumes of gasoline and other refined products, will be produced annually upon completion.

The contract for the engineering, procurement and construction (EPC) of the new cogeneration and desalination plant was awarded to Mitsubishi Heavy Industries Ltd. (MHI) on a full turn-key basis and was also signed today.

The Marubeni consortium will establish a special purpose company resident in Saudi Arabia to act as the corporate vehicle for the project. The new company will move swiftly to conclude the remaining project and finance agreements in preparation for financial closing currently targeted for 31 December of this year. The newly constructed plant is scheduled to enter into commercial operation in June 2008.

Key Facts:

1.Client: Saudi Aramco, and Sumitomo Chemical, in a 50/50 joint venture company currently being established.

2.Site: Rabigh, Kingdom of Saudi Arabia

3.Main Contract: A Water and Energy Conversion Agreement for an initial term of 25 years to supply water, steam and power to the Rabigh Refinery and Petrochemical Complex.

4.EPC contractor: Mitsubishi Heavy Industries Ltd.

5.Targeted EPC Completion Date: June 2008

6.Funding: 80/20 Debt to Equity ratio.

7.Key Sponsors: Marubeni Corporation, with a 30% equity share; JGC Corporation, with a 25% equity share; Itochu Corporation, with a 20.1% equity share; and ACWA Power Projects, currently with a 23.9% equity share.

The Marubeni Consortium submitted its offer on 30 April of this year following an international request for proposals issued by the Partners. After a rigorous commercial and technical evaluation, the Consortium was selected as Preferred Bidder in June and successfully concluded the WECA today. In addition to the competitive tariff that the consortium submitted, Marubeni's global experience as an IPP developer, JGC's rich experience as an EPC contractor with each of the Partners, Itochu's experience in the water business in Saudi Arabia, ACWA Power Projects' local experience and recent success in the IPP business in the Kingdom, and MHI's long tradition both as an equipment supplier and EPC contractor to each of the Partners all contributed to the success of the Consortium.

For both Marubeni and JGC, success in Rabigh follows the award in January 2005 of the Taweelah B IWPP in Abu Dhabi, in which Marubeni also acted as the Lead Developer. The Taweelah B IWPP is the largest independent water and power project to be financed on a non-recourse basis to date.

Relying on these successes, Marubeni intends to broaden its presence in the IPP market in MENA by participating actively in the many tenders expected to be launched in the next few years. Marubeni strongly believes in the business fundamentals of the MENA IPP market and considers the regionan anchor for its future growth as an IPP developer.